

March 24, 2011

Mr. Robert H. Benmosche
President and Chief Executive Officer
American International Group, Inc.
180 Maiden Lane
New York, New York 10038

> **Re:** **American International Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 24, 2011**
> **File No. 001-8787**

Dear Mr. Benmosche:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

General

1. We note disclosure in your Form 10-K that Chartis International organizes itself into three broad regions: the Far East, Europe and Growth Economies (which primarily include Asia Pacific, the Middle East and Latin America). Iran, Syria and Sudan, countries generally understood to be included in references to the Middle East, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure about these countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria and Sudan whether through subsidiaries or other direct or indirect arrangements. In this regard, we note October and November 2010 news articles stating that you indirectly own a 13.5% interest in and control a seat on the board of Lifan Industry Group, a motorcycle and car company which does business in Iran and Syria. Your response should describe any services or products you have provided to the referenced countries and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries or entities

controlled by these governments.

2. Please discuss the materiality of your contacts with Iran, Syria and Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

2011 Business Outlook
Chartis, page 46

3. You disclose that Chartis U.S. expects continued growth within its consumer lines business and an overall decline in certain classes of its commercial lines businesses. However, you do not address the expected impact on expenses due to this shift in the mix of business. Based on statements made in your 2010 earnings conference call, it appears that you will experience higher expense ratios as a result of the shift. Please provide us revised disclosure to be included in future filings beginning with your March 31, 2011 Form 10-Q to discuss the expected trend for the expense ratio.

Results of Operations
Segment Results
Chartis Operations
Liability for Unpaid Claims and Claims Adjustment Expense
Asbestos and Environmental Reserves, page 104

4. Your disclosure on page 106 states that management will make adjustments to the asbestos reserves when considered necessary based on the reserve estimates produced by the third-party actuary. Please tell us the specific amount of the adjustment recorded during the fourth quarter of 2010 and describe the specific underlying reasons that explain why management believes the adjustment was necessary.

Notes to Consolidated Financial Statements, page 207
8. Lending Activities, page 279

5. On page 215 you disclose the risk factors evaluated in monitoring the credit quality of commercial mortgages. Please provide us revised disclosure to be included in future filings beginning with your March 31, 2011 Form 10-Q to include the carrying amount of commercial mortgage loans at the class level by credit quality indicator. Please note that class is defined as a level of information below a portfolio segment. In addition, please disclose a detailed description of the methodology used to estimate the allowance for credit losses. Please refer to ASC 310-10-50.

6. Please provide us revised disclosure to be included in future filings beginning with your March 31, 2011 Form 10-Q to address the following for commercial real estate loans that have been extended at maturity or otherwise restructured for which you have not considered the loans to be impaired:

    *   The amount of these loans and types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;
    *   To the extent you extend commercial loans at or near maturity at the existing loan rate or restructure the loan's interest rate or principal amount, how you consider whether it is a troubled debt restructuring; and
    *   For those with a guarantee, separately identify them and disclose:
        o   How you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed and
        o   How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:
    *   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    *   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    *   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Sebastian Gomez Abero, Staff Attorney, at (202) 551-3578 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant